Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

March 17, 2020

Item 3. News Release

News Release dated March 18, 2020 was disseminated through Newswire.

Item 4. Summary of Material Change

The Company received notice from National Bank Financial Inc. purporting to terminate its obligations pursuant to an agreement dated March 11, 2020 whereby National Bank Financial Inc. had asked for and agreed to purchase on a "bought deal" basis 9,100,000 common shares at price of $8.25 per common share.

Item 5.1  Full Description of Material Change

The Company received notice from National Bank Financial Inc. ("NBF") purporting to terminate its obligations pursuant to an agreement dated March 11, 2020 (the "Agreement") whereby NBF had asked for and agreed to purchase on a "bought deal" basis 9,100,000 common shares at price of $8.25 per common share.  The "bought deal" financing was announced by SilverCrest on March 11, 2020.  NBF advised SilverCrest that the reason for the purported termination was based on the "disaster out" clause of the Agreement.

The Agreement between SilverCrest and NBF created a binding legal obligation on the part of NBF to complete the transaction as is customary in Canada for "bought deal" financings.  SilverCrest is of the view that NBF is not entitled to terminate the Agreement.  In SilverCrest's opinion, the novel coronavirus pandemic considered by NBF as the basis for terminating this Agreement was fully evident when the "bought deal" financing was agreed upon with expectations that the precious metals market would respond positively to this known risk.  Accordingly, SilverCrest intends to pursue its legal remedies against NBF for breach of NBF's obligations under the terms of the Agreement.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

March 18, 2020